EXHIBIT 11

MEDIWARE INFORMATION SYSTEMS, INC.
Computation of Net Income Per Share
(in thousands, except for earnings per share)

	Years Ended June 30,
	2009	2008	2007
Basic income per share
Net income	$1,574	$728	$2,326

Weighted-average shares:
Outstanding	7,651	7,961	8,122

Basic income per share	$0.21	$0.09	$0.29

Diluted income per share
Net income	$1,574	$728	$2,326

Weighted-average shares:
Outstanding	7,651	7,961	8,122
Options	39	66	119
Restricted common stock	277	278	186
	7,967	8,305	8,427
Diluted income per share	$0.20	$0.09	$0.28